UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2009

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 13, 2009.

Luxottica Group issues financial calendar for FY 2009

Milan, 13 January 2009 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in eyewear, issued today the following financial calendar for fiscal year 2009:

BOARD OF DIRECTORS

Thursday, Feb. 5	Consolidated net sales for the twelve-month period ended December 31, 2008

Thursday, March 12	Consolidated results for the fourth quarter of 2008; statutory and consolidated financial statements for fiscal year 2008

Thursday, May 7	Consolidated results for the three-month period ended March 31, 2009

Thursday, July 30	Consolidated results for the six-month period ended June 30, 2009

Thursday, Oct. 29	Consolidated results for the nine-month period ended September 30, 2009

After each of the above meetings of the Group’s Board of Directors, Luxottica will issue a press release and hold an investor conference call and webcast to present results for the relevant period(s) to the financial community.

SHAREHOLDERS’ MEETINGS

Wednesday, April 29	Approval of statutory and consolidated financial statements for fiscal year 2008 and appointment of Board of Directors [first call]

Thursday, April 30	Approval of statutory and consolidated financial statements for fiscal year 2008 and appointment of Board of Directors [second call]

In May 2009, Luxottica will pay a dividend for fiscal year 2008 to holders of ordinary shares and American Depositary Receipts (ADRs). Luxottica Group does not expect to pay an interim dividend.

Any change to the above calendar will be broadly communicated.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in premium fashion, luxury and sports eyewear, with over 6,200 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters,

Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Australasia, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants and in two wholly-owned plants in China. In 2007, Luxottica Group posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to manage the effect of the poor current global economic conditions on our business and predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Luxottica Group - media and investor relations contacts

Ivan Dompé	Alessandra Senici
Group Corporate Communications Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4069
Email: ivan.dompe@luxottica.com	Email: InvestorRelations@Luxottica.com

Luca Biondolillo
Head of International Communications
Tel.: +39 (02) 8633 4668
Email: LucaBiondolillo@Luxottica.com

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: January 15, 2009	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER